Exhibit 12.1
EXTERRAN HOLDINGS, INC.

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008 (1)	2007	2006	2005 (2)	2004 (3)
	( $ in thousands)
Income (loss):
Income (loss) from continuing operations before income taxes	$(40,809)	$81,593	$(898,277)	$52,770	$114,504	$(9,434)	$(29,324)

Add:
Interest on indebtedness, amortization of capitalized interest and amortization of capitalized debt expense and discount	16,681	(57,382)	(7,446)	89,054	124,274	147,796	158,241
Leasing expense and the estimated interest factor attributable to rents	8,005	48,417	72,527	24,051	4,075	3,234	3,450
Subtract:
Equity in (income) loss of non-consolidated affiliate in excess of distributions of income	91,117	(6,093)	(20,669)	(3,982)	(1,831)	(2,783)	(10,112)

Income (loss) as adjusted	74,944	66,535	(853,865)	161,893	241,022	138,813	122,255

Fixed charges:
Interest on indebtedness, amortization of capitalized expenses and discount and capitalized interest	22,800	(12,322)	60,468	110,200	125,339	147,344	157,502
Leasing expense and the estimated interest factor attributable to rents	8,005	48,417	72,527	24,051	4,075	3,234	3,450

Total fixed charges	30,805	36,095	132,995	134,251	129,414	150,578	160,952

Ratio of earnings to fixed charges	2.43	1.84	—	1.21	1.86	—	—

(1)	Due to its loss for the year ended December 31, 2008, the ratio was less than 1:1. Exterran Holdings, Inc., together with its subsidiaries (“we,” “us,” “our,” or “Exterran”), would have had to generate additional pre-tax earnings of $986.9 million to achieve coverage of 1:1. In the fourth quarter of 2008, we recorded a goodwill impairment charge of $1,148.4 million and an impairment charge of $21.6 million to reduce the carrying amount of our assets associated with the Cawthorne Channel Project to their estimated fair value. For more information regarding these pre-tax charges, see Notes 9 and 20, respectively, to the consolidated financial statements included in our Current Report on Form 8-K dated June 3, 2009.

(2)	Due to Exterran’s loss for the year ended December 31, 2005, the ratio was less than 1:1. Exterran would have had to generate additional pre-tax earnings of $11.8 million to achieve coverage of 1:1. During the year, we recorded $9.8 million in pre-tax charges. For a description of these pre-tax charges, see Note 22 in the notes to the consolidated financial statements included in Hanover Compressor Company’s (“Hanover”) Annual Report on Form 10-K for the year ended December 31, 2005.

(3)	Due to Exterran’s loss for the year ended December 31, 2004, the ratio was less than 1:1. Exterran would have had to generate additional pre-tax earnings of $38.7 million to achieve coverage of 1:1. During the year, we recorded $0.4 million in pre-tax benefit. For a description of this pre-tax benefit, see Note 22 in the notes to the consolidated financial statements included in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2005.
Computation of Pro Forma Ratio of Earnings to Fixed Charges After Adjustment for Issuance of
Convertible Senior Notes

		Year Ended
	Three Months Ended	December 31,
	March 31, 2009	2008 (4)
Income (loss):
Income (loss) as adjusted, as above	$74,993	$(853,869)

Fixed charges, as above	30,805	132,995

Adjustments:
Estimated net increase in interest expense from refinancing	5,788	18,491

Total pro forma fixed charges	36,593	151,487

Pro forma ratio of earnings to fixed charges	2.0	—

(4) Due to Exterran’s loss for the year ended December 31, 2008, the ratio was less than 1:1. Exterran would have had to generate additional pre-tax earnings of $1,005.4 million to achieve coverage of 1:1.